Dechert LLP

30 Rockefeller Plaza

New York, NY  10112

June 21, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

450 Fifth Street, N.W.

Washington D.C.  20549

Attention:  John Reynolds

                    S. Thomas Kluck II

Re:          Shermen WSC Acquisition Corp.

                Registration Statement on Form S-1 File No. 333-133869

Ladies and Gentlemen:

                At the request of Shermen WSC Acquisition Corp., a Delaware corporation (the “Company”), we are responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated June 7, 2006 from John Reynolds of the Commission to Francis P. Jenkins, Jr., Chairman and Chief Executive Officer of the Company relating to the Registration Statement on Form S-1 of the Company initially filed with the Commission on May 5, 2006 (the “Registration Statement”).  The Registration Statement relates to the Company’s initial public offering of 20,000 units, each unit consisting of one share of the Company’s common stock and two warrants for an aggregate public offering price of $120,000,000.

                We have simultaneously filed Amendment No. 2 to the Registration Statement and have attached a marked copy of such Amendment indicating the changes the Company has made to the Registration Statement in response to the Staff’s comments as well as certain additional changes.

                The numbered paragraph below corresponds to the numbers of the paragraphs in which the comments were made.  For your convenience, we have included above each response a copy of the comment to which we are responding.

Comments and Responses:

General

1.                                       Comment:  Prior to the effectiveness of this registration statement, please provide a copy of the letter, or arrange a call, from the NASD, confirming that it has finished its review and has no additional concerns regarding the underwriting arrangements in this matter.

Response:  The Company advises the Staff that, prior to the effectiveness of the Registration Statement, it will either provide a copy of the letter, or a call, from the NASD, to provide the confirmation the Staff requested.

2.                                       Comment:  Prior to effectiveness of this registration statement please confirm supplementally that you have resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have the units registered for sale.

Response:  The Company advises the Staff that, prior to the effectiveness of the Registration Statement, it will provide the Staff with the confirmation the Staff requested.

3.                                       Comment:  Please expand your discussion of how you determined the public offering price. In this regard, please disclose the factors you considered in determining to value this offering at $120,000,000 and to place $114,565,000 in the trust account to effect the business combination contemplated by the registration statement. Discuss the specific factors and motivations behind the valuation. We are interested in particular in the type, nature and results to date of any and all due diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate or an unrelated third party, concerning a potential business combination. The inquiry includes the time period before the company’s corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Shermen WSC Acquisition Corp. Given management’s extensive and high-level experience in the agriculture and financial services industries as senior executives and consultants, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company’s net assets may be material information for which appropriate disclosure is required. We may have further comment.

Response:  In response to the Staff’s comment, the Company has revised the Registration Statement to provide more detailed discussion of the determination of the offering price and the amount of the net proceeds from the offering and sale of the founder warrants under the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and subcaption “Pricing of Securities,” respectively.  The Company advises the Staff that, as disclosed in the Registration Statement, (i) the Company does not have any specific business combination under consideration and it has not (nor has anyone acting on its behalf) contacted any prospective target business or had any discussions, formal or otherwise, with respect to such a transaction, and (ii) the Company has not (nor have any of its agents or affiliates acting on its behalf) been approached by any candidates (or a representative of any candidates) with respect to a possible acquisition transaction with the Company.  Thus, there have not been any due diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate or an unrelated third party, concerning a potential business combination.  The Company has revised the Registration Statement to delete all references to or implications of management’s knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of its net assets.

4.                                       Comment:  Please provide us with a legal analysis as to how the company will comply with Section 280 or 281(b) of the Delaware General Corporation Law and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders’ rights to receive their portion of the trust in the event of liquidation. See e.g., risk factor ten at page 14. In addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company. Finally, in an appropriate section, please provide a detailed discussion of the procedures that the company will use to liquidate the trust account, return money to investors and dissolve the company, in the event that such actions become necessary, and include the costs of such dissolution.

Response:  In the event of the Company’s dissolution, the Company intends to make liquidating distributions to its stockholders as soon as reasonably possible after the dissolution and, therefore, the Company does not intend to comply with Section 280 of the Delaware General Corporation Law.  Because the Company will not be complying with Section 280 of the Delaware General Corporation Law, the Company will seek stockholder approval to comply with Section 281(b) of the Delaware General Corporation Law, requiring the Company to adopt a plan of dissolution that will provide for its payment, based on facts known to it at such time, of (i) all existing claims, (ii) all pending claims and (iii) all claims that may be potentially brought against it within the subsequent 10 years.  The Company has revised the Registration Statement to disclose the effect of noncompliance with Section 280 on the stockholders’ rights to receive their portion of the trust in the event of the Company’s liquidation in “Prospectus Summary,” “The Offering,” “Risk Factors—Risks Relating to the Company and the Offering” and “Proposed Business—Effecting a Business Combination—Plan of dissolution and liquidation if no business combination,” and to include a discussion of how the funds held in trust could be subject to a bankruptcy proceeding by the Company under “Risk Factors—Risks Relating to the Company and the Offering.”

5.                                       Comment:  We note the disclosure throughout your registration statement that the initial per share liquidation price for shareholders will be $5.73, or 95.5% of the per unit IPO price of $6.00. Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of assurance that the officer will be able to satisfy their indemnification obligations, as is also disclosed.

Response:  Although the Company has disclosed the lack of assurance that the officer will be able to satisfy his indemnification obligations, the Company will include in the indemnification agreement a representation and a covenant with respect to maintaining and making available sufficient funds to satisfy the indemnification obligations so long as the agreement is outstanding.

6.                                       Comment:  We note that your initial business combination must be with a business where the aggregate consideration paid by you is at least equal to 80% of your net assets at the time of acquisition. Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company in consideration greater than 80% of the amount held in the trust account. Disclose as well whether any such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds through the sale of securities or otherwise.

Response:  The Company has revised the Registration Statement to disclose that there is no limitation on its ability to raise funds privately or through loans in the event that its initial business acquisition requires more than 80% of its net assets under “Prospectus Summary.”  The Company advises the Staff that, as disclosed in “Prospectus Summary,” the Company has not entered into any financing arrangements or had any discussions, formal or otherwise, with any third parties with respect to such financing arrangements.

7.                                       Comment:  Further discuss in an appropriate place the company’s expectation as to whether the current management and directors will remain associated with the company after the consummation of the business combination. Detail how the company intends to accomplish this, referencing the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies which must be addressed and structured so as to ensure that the company’s management and/or directors will be able to maintain their positions with the company post-business combination.

Response:  The Company has revised the Registration Statement in “Proposed Business—Effecting a Business Combination—Limited ability to evaluate the target business’ management” in accordance with the Staff’s comment.

8.                                       Comment:  We note that the registration statement covers “such indeterminable additional securities as may be issued as result of the anti-dilution provisions contained in the Warrants.” Please revise the disclosure to provide that the indeterminate number of additional shares of common stock shall be issuable pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions.

Response:  The Company has revised the Registration Statement as requested by the Staff.

Front Cover Page of Registration Statement

9.                                       Comment:  Form S-1 does not provide a box to be checked in connection with Rule 434, which in any event has been rescinded. See Securities Act Release No. 8591 (Aug. 3, 2005). Accordingly, please delete the fifth sentence on the cover page.

Response:  The Company has revised the Registration Statement as requested by the Staff.

Front Cover Page of Prospectus

10.                                 Comment:  Please highlight the cross reference to the risk factors section, as required by Instruction (5) to paragraph (b)(3) of Item 501 of Regulation S-K

Response:  The Company has revised the Registration Statement as requested by the Staff.

Prospectus Summary, page 1

11.                                 Comment:  The prospectus states that management intends to focus its efforts on a business combination in the United States, but reserves the right to pursue both domestic and foreign opportunities. Because the target company may be either domestic or foreign, the disclosure required by Item 101 of Regulation S-K should include a discussion of how the company intends to conduct its search for a business combination candidate. The prospectus should state, among other things, whether the company will consider foreign companies early in the process, if they are presented to it.

Response:  The Company has revised the Registration Statement in “Prospectus Summary” in accordance with the Staff’s comment.

12.                                 Comment:  As a related matter, we note also that the non-competition provisions of the employment agreements between Royster-Clark, Inc. and Messrs. Jenkins and Moshenek, respectively, do not apply to businesses or entities outside the United States. Please discuss the extent to which this circumstance may incline the company to seek a foreign target company. We have further questions about the employment agreements, infra.

Response:  The Company has revised the Registration Statement in “Risk Factors—Risks Relating to the Company and the Offering” in accordance with the Staff’s comment.

13.                                 Comment:  The last sentence of the fifth full paragraph states, among other things, that, “... our management team is confident that there are a number of attractive business combinations that can be effected that should be able to capitalize on the growth in demand ...” Please either provide support for, or delete, this statement.

Response:  The Company has revised the Registration Statement to delete such statement.

14.                                 Comment:  Please revise the disclosure under the subheading “Limited payments to directors, officer and stockholders” to detail the various fees, reimbursements and other cash flows being paid or eligible to be paid to the existing stockholders and/or officers, and directors in this offering. Such cash flows should be identified by type or source of cash flow, as well as the amount, if known. For example, please include the $9,950 per month payment to Shermen Capital Partners, an affiliate of Francis P. Jenkins, for office space and certain general and administrative services.

Response:  The Company has revised the Registration Statement in accordance with the Staff’s comment.

15.                                 Comment:  We note the disclosure on page 7 and elsewhere that “[p]ublic stockholders voting against a business combination will be entitled to convert their stock into a pro rata share ... of the amount held in trust ... if the business combination is approved and consummated.” In the case where stockholders vote against the business combination and exercise their conversion rights, please clearly disclose whether such stockholders would be able to convert their shares if either a majority vote against the business combination or more than 20% of the shares sold in the offering veto against the business combination and exercise their conversion rights resulting in the failure of the business combination.

Response:  The Company has revised the Registration Statement in accordance with the Staff’s comment.

16.                                 Comment:  We note the statement at page 7 that, if no business combination occurs, the company “will dissolve and promptly distribute only to our public stockholders the amount in our trust account, including the amount ... representing the deferred portion of the underwriter’s fee, plus any of our remaining net assets ...” Please clearly indicate throughout the prospectus whether public stockholders will be entitled to receive interest earned on their portion of the trust in the event of liquidation and in view of the disclosure that the company will use up to one-half of the interest named on the trust to pay operating expenses. The company may want to consider adding a risk factor regarding the public stockholders’ rights to the interest in view of the requirements under Rule 419 that interest earned on the trust is for the sole benefit of the purchasers.

Response:  The Company has revised the Registration Statement in “The Offering—Liquidation if no business combination” and “Proposed Business—Comparison to Offerings of Blank Check Companies” in accordance with the Staff’s comment.  The Company believes that such revision is sufficient for clarification purposes and adding such risk factor is unnecessary.

Summery Financial Data page 9, Capitalization, page 32 and Dilution, page 33

17.                                 Comment:  It is not clear to us how you computed the value of the common stock that may be converted to cash of $22,712,994. We would expect the amount to be $22,919,994 (3,999,999 X $5.73). Please provide your computation or revise accordingly.

Response:  The Company advises the Staff that the per-share conversion price, without taking into account any interest on the trust account, is equal to the amount in the trust account ($114,565,000) less the investment banking fee payable by the Company to CRT Capital Group LLC upon consummation of its initial business combination ($1,000,000), divided by the number of shares sold in the offering (20,000,000).  Therefore, the conversion price equals approximately $5.68 per share.  However, the $1,000,000 investment banking fee is and will be payable only upon the consummation of the Company’s initial business combination.  Accordingly, the liquidation price per share is $5.73 as it includes the additional $1,000,000 investment banking fee.  The Company has revised the Registration Statement to make a clearer disclosure regarding the computation of the conversion price under “Summary Financial Data” and “Effecting a Business Combination—Conversion rights.”

18.                                 Comment:  Please revise the presentation of the disclosure in the summary financial data, the capitalization table and the dilution section to be consistent.

Response:  The Company has revised the Registration Statement in accordance with the Staff’s comment.

19.                                 Comment:  We note that in the “Summary Financial Data” section, you state that the working capital and total assets include $1,500,000, the maximum amount from one half of interest earned on the trust account. Since the amount of interest income that may be earned is not certain and is only assumed at $1,500,000, and such amounts will be spent on various expenses (as part $2,000,000 included in the “use of proceeds”), it may be confusing to include such $1,500,000 as though it is available now and to present “working capital” and “assets” in the “as adjusted” column. Please revise or advise.

Response:  The Company has revised the Registration Statement to state that one half of the interest earned on the trust account will be disbursed to the Company on a monthly basis for working capital purposes in accordance with the Staff’s comment.

Risk Factors, page 11

20.                                 Comment:  Risk factor nine at page 14 states that Mr. Jenkins will be personally liable to ensure that the proceeds in the trust account are not reduced by claims of vendors or target businesses if the company is unable to consummate a business combination and has to liquidate. Please disclose all steps that the company has taken to confirm that Mr. Jenkins has funds sufficient to satisfy his obligation to ensure that the trust account is not depleted.

Response:  Please see the Company’s response to Comment 5.

21.                                 Comment:  In risk factor fourteen at page 16, the prospectus states that the company “may issue notes or other debt securities, or otherwise incur substantial debt” to complete a business combination. Please clarify what is contemplated by the second phrase.

Response:  The Company has revised the Registration Statement to state in the fourteenth risk factor that the Company “may issue notes or other debt securities, or obtain bank financing” in accordance with the Staff’s comment.

22.                                 Comment:  The seventeenth risk factor at page 17 addresses non-competition provisions in the respective employment agreements of Messrs. Jenkins and Moshenek with Royster-Clark, Inc. The discussion explains that these provisions may limit the number of potential target companies and make the company a less attractive buyer. A target company with operations similar to those of Royster-Clark, Inc. may need to dispose of them as part of a business combination with the company. The company cannot assure investors that the acquisition of a target business will not be challenged under the non-competition provisions. Please further describe these disadvantages in more detail. For example, it appears that a disposition of operations or assets would be costly and time-

consuming that the prospect of litigation with Royster-Clark would be a disadvantage to Messrs. Jenkins and Moshenek in any negotiations for employment with the target company, and that the company has limited time and funds available for a business combination.

Response:  The Company has revised the Registration Statement in accordance with the Staff’s comment.

23.                                 Comment:  The twenty-fifth risk factor at page 20 states that, “... we believe that there are numerous potential target businesses that we could acquire ....” Please either provide support for this statement or delete it as speculative.

Response:  The Company has revised the Registration Statement to delete such statement.

24.                                 Comment:  The twenty-sixth risk factor discusses the risk, among others, that the company may require additional financing through an issuance of equity or debt or other financing arrangements to complete a business combination. As a reason for this potential need, the prospectus cites, among other things, the company’s obligation “to convert into cash a significant number of shares from dissenting stockholders.” Please explain why, in the circumstances, the conversion obligation could make it necessary for the company to seek additional financing in order to complete a business combination.

As a related matter we note the disclosure if additional financing were unavailable, the company could be “compelled” to “restructure or abandon” the particular business combination. Please describe what a restructuring could entail.

Response:  As disclosed in the twenty-sixth risk factor, since the Company has not yet selected or approached any prospective target business, the Company cannot ascertain the capital requirements for any particular business combination at this time.  The Company has revised the Registration Statement to explain why the Company’s obligation to convert into cash a significant number of shares from dissenting stockholders in the context of its initial business combination will require additional financing.  The Company also has revised the Registration Statement to replace the word “restructure” with “re-negotiate” in the twenty-sixth risk factor.

25.                                 Comment:  In risk factor 31 on page 22, please include a discussion of Sec. 14 of the Securities Act of 1933 that provides for any provision binding a person acquiring any security to waive compliance with any provision of the 33 Act to be void.

Response:  The Company has revised the Registration Statement in accordance with the Staff’s comment.

Use of Proceeds, page 23

26.                                 Comment:  Please revise to clarify the nature and amount of fees associated with the private placement.

Response:  The Company has revised the Registration Statement to clarify that there is no placement fee paid or payable by the Company in connection with the private placement of the founder warrants.

27.                                 Comment:  Please clearly indicate whether any of the reimbursements to stockholders, officers and directors will be for their payments to third parties for third parties’ performance of due diligence.

Response:  The Company has revised the Registration Statement to disclose that the reimbursements to its existing stockholders, directors and officers will include their payments to third parties, if any, for the third parties’ performance of due diligence in connection with its initial business combination.

28.                                 Comment:  Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include any finder’s fees and expenses that may be in addition to those expenses to be paid from the net proceeds not held in trust. Please reconcile this disclosure with the disclosure in the MD&A section.

Response:  The Company has revised the Registration Statement in accordance with the Staff’s comment.

29.                                 Comment:  We note the following on page 30 that, “[w]e have engaged CRT Capital Group LLC on a non-exclusive basis to act as our investment banker for our initial business combination, and we will pay CRT Capital Group LLC $1,000,000 at the closing of our initial business combination for assistance in structuring and negotiating the terms of our initial business combination.” Since the company is committed to pay the investment banking fees, it appears that the use of proceeds table should be revised to include such fee of $1,000,000 as part of the use of proceeds consistent with the similar presentation of contingent underwriting discount of $2,400,000. Please revise or advise.

Response:  The Company has revised the use of proceeds table to include the $1,000,000 investment banking fee in accordance with the Staff’s comment.

30.                                 Comment:  We note the following disclosure on page 30 that “[w]e believe that, upon consummation of this offering, the amount of available proceeds from the sale of the founder warrants, approximately $500,000.” The amount of proceeds from sale of warrants would appear to be $1,600,000. Please revise or advise.

Response:  The Company has revised the Registration Statement to indicate that the $500,000 in question represents an approximate amount of the net proceeds of the offering and the private placement of founder warrants not held in the trust account (after the payment of the expenses relating to the offering), not the amount of available proceeds from the sale of the founder warrants.

Dilution, page 33

Numerator, page 34

31.                                 Comment:  We note that the offering costs of $60,100 are accrued and excluded from net tangible book value before this offering and also deducted in arriving at the net proceeds from this offering of $115,065,000. Accordingly, it would appear that such offering costs ($60,100) should be added back in the computation of the numerator. Please revise or advise.

Response:  The Company has revised the Registration Statement in accordance with the Staff’s comment.

32.                                 Comment:  We note you have reduced your numerator for deferred investment banking fees payable ($1,000,000). Considering such costs are contingent upon the consummation of a business combination and not a related offering cost, it is not clear why this amount is being deducted in arriving at your pro forma net tangible book value. Please advise or revise to remove the aforementioned costs from your computation.

Response:  The Company has included the deferred investment banking fee in its pro forma net tangible book value per share calculation similar to its treatment of the deferred underwriter’s fee because both fees are contingent upon the same event (i.e., consummation of the initial business combination).  As such, the Company has included a footnote explaining the contingent nature of the deferred investment banking fee in “Dilution”.  The Company believes that including the deferred investment bank fee in its pro forma net tangible book value per share is consistent with the treatment of the deferred investment banking fee in other sections of the Registration Statement.

Proposed Business, page 38

Effecting Business Combination, page 40

33.                                 Comment:  Under the subcaption, “Established deal sourcing network and sources of target businesses,” the first paragraph at page 41 states that the company believes that there are numerous companies that it may target. Please either provide support for this statement or delete it as speculative.

Response:  The Company has revised the Registration Statement to delete such statement.

34.                                 Comment:  With respect to the company’s “established deal sourcing network,” please explain whether any source or contact has taken any affirmative steps to search for, or locate, a target business, or has had any contacts, preliminary or otherwise, with potential target businesses. Clarify whether any potential target business has communicated with management or an affiliate.

Response:  The Company has revised the Registration Statement in accordance with the Staff’s comment.

35.                                 Comment:  The last sentence under the subcaption states that’s business combination may involve a company that may be financially unstable or in the early stages of development or growth.” Please explain how such a target company is compatible with the criteria cited at pages 41-42. These criteria include, among others, financial condition and results of operations; experience and skill of the target’s management; earnings before interest, taxes, depreciation and amortization charges; consistent operating margins; stability and continuity in customer relationships; and capital requirements. We note also that a financially unstable company or early stage development company is not cited in the prospectus summary. Please advise or revise.

Response:  The Company revised the Registration Statement in “Prospectus Summary” and “Proposed Business” in accordance with the Staff’s comment.

36.                                 Comment:  Please discuss whether the company would consider a business combination with a “distressed company,” and, if so, disclose management’s experience with turn-around situations. We also note the disclosure, see, e.g., page 16 of the prospectus, that, “... the future role of our key personnel following a business combination... cannot presently be fully ascertained.” Please explain how investors would benefit from an acquisition of a company with a history of poor operating performance, if underperforming management were retained.

Response:  The Company revised the Registration Statement in “Prospectus Summary” and “Proposed Business” in accordance with the Staff’s comment.

Liquidation if no business combination, page 45

37.                                 Comment:  The prospectus states at page 45 that Mr. Jenkins has entered into an agreement with the company and CRT Capital Group LLC providing that, if the company liquidates prior to the consummation of a business combination, he will be personally liable to ensure that the proceeds of the trust account are not reduced. Please provide a copy of the agreement as an exhibit to the prospectus.

Response:  In response to the Staff’s comment, with Amendment No. 2, the Company has filed a copy of Mr. Jenkins’ agreement with the Company as Exhibit 10.2.

Comparison to Offerings of Blank Check Companies, page 48

38.                                 Comment:  In the table, please include a discussion that compares the terms of the offering with the terms under Rule 419 with respect to the shareholders’ right to receive interest earned from the funds held in trust. Rule 419(b)(2)(iii) provides that, “Deposited proceeds and interest or dividends thereon, if any, shall be held for the sole benefit of the purchasers of the securities.” It appears that the shareholders’ right to the interest income from the trust is a separate issue from “Release of funds.” Please revise accordingly.

Response:  The Company has revised the Registration Statement in accordance with the Staff’s comment.

Management, page 51

39.                                 Comment:  For each officer and director, please describe all employment during the past five years. See Item 401(e)(1) of Regulation S-K. In the description, please include the name and business of the person’s employer, beginning and ending dates of employment, the positions held and a brief description of the employer’s business. Also include any other directorships held by each director as required by Item 401(e)(2) of Regulation S-K.

Response:  The Company has revised the Registration Statement in accordance with the Staff’s comment.

40.                                 Comment:  Please disclose the period during which each person has served as a director, as required by Item 401(a) of Regulation S-K.

Response:  The Company has revised the Registration Statement in accordance with the Staff’s comment.

Certain Relationships and Related Transactions, page 54

41.                                 Comment:  Please include the warrant purchases by the officers and directors. See Item 404 of Regulation S-K.

Response:  The Company has revised the Registration Statement in accordance with the Staff’s comment.

Principal Shareholders, page 58

42.                                 Comment:  It appears that the beneficial ownership table, in regards to Messrs. Moshenek and Emswiler, should include the full ownership of the company by Shermen WSC Holding LLC. The footnotes could explain each person’s ownership in Sherman WSC Holding.

Response:  The Company advises the Staff that, as disclosed in the Registration Statement, Francis P. Jenkins, Jr. has sole voting and dispositive power over all of the shares of the Company’s common stock held by Shermen WSC Holding LLC.  Therefore, as disclosed in the footnotes to the beneficial ownership table in the “Principal Stockholders” section of the Registration Statement, we have included in the beneficial ownership table only those shares owned by Shermen WSC Holding LLC as to which Messrs. Moshenek and Emswiler have an economic interest.

Underwriting, page 70

43.                                 Comment:  The prospectus generally refers to CRT Capital Group LLC as the underwriter. There is a reference, however, to “either of the underwriter” [sic] in the fourth full paragraph at page 70, and Note E to the Financial Statements describes the company at F-9 as the representative of the underwriters. Please clarify.

Response:  The Company has revised the Registration Statement to clarify that there is only one underwriter for the offering, CRT Capital Group LLC.

Financial Statements

Note E-Commitments, F-9

44.                                 Comment:  We note that you agreed to pay CRT Capital Group, LLC investment banking fee of $1,000,000 at the closing of your business combination. Please revise your footnote disclosure to include the material terms of this commitment, including whether you have any obligation to the underwriter in the event that no business combination is consummated. We note your disclosure of a volatility assumption of 18.79%. Please tell us why you believe the volatility of a broad based index (e.g., Bloomberg US Agricultural Index) provides a reasonable volatility estimate for your company. Please note, that because of the effects of diversification that are present in an industry sector index, the volatility of an index should not be substituted for the average of volatilities of otherwise similar entities in a fair value measurement. Consider using specific companies with similar characteristics that would be comparable to your target industry, stage of life cycle, size, and financial leverage. Please revise accordingly.

Response:  The Company has revised the Registration Statement to disclose that the Company is not obligated to pay CRT Capital Group, LLC an investment banking fee of $1,000,000 in the event that the Company is unable to consummate its initial business combination.  In addition, the Company has revised the Registration Statement to disclose the value of the underwriter purchase option based on a volatility assumption of 41.39%, the average 90-day Bloomberg volatility of a portfolio of ten publicly-traded U.S. agriculture companies with market capitalizations between $50,000,000 and $500,000,000, in accordance with the Staff’s comment.

45.                                 Comment:  Please provide a currently dated consent in any amendment and consider the updating requirements of Rule 3-12 of Regulation S-X.

Response:  The Company has filed a currently dated consent with Amendment No. 2 to the Registration Statement in accordance with the Staff’s comment.

Part II

Item 15. Recent Sales of Unregistered Securities

46.                                 Comment:  Please include the warrant purchases by officers and directors. See Item 701 of Regulation S-K.

Response:  The Company has revised the Registration Statement in accordance with the Staff’s comment.

On behalf of the Company we have arranged for delivery to the attention of each of John Reynolds and S. Thomas Kluck II of the Commission via Federal Express for overnight delivery five copies of this response letter together with marked copies of Amendment No. 2 to the Registration Statement.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable.  In the mean time, should you have any questions, comments or desire further information regarding any of the responses or the attached filing, please contact the undersigned at (212) 698-3679.

Sincerely,

/s/ Gerald Adler
Gerald Adler

Attachment via Edgar/Enclosures via Federal Express

cc:	Francis P. Jenkins, Jr., Chairman and Chief Executive Officer